SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS´ ENROLLMENT No. 33.700.394/0001 -40

REGISTRY OF COMMECE ENROLLMENT No. 35.300.102.771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD IN JULY 31st, 2008.

VENUE AND TIME: Eusébio Matoso Avenue, 891, in the city of São Paulo, State of São Paulo, at 6:00 p.m.

CHAIRMAN: Pedro Sampaio Malan.

QUORUM: Majority of the members elected.

RESOLUTIONS TAKEN UNANIMOUSLY BY THOSE PRESENT:

Approved the formalization of the Internal Rules of the Board of Directors and the Internal Rules of the Executive Committee, which contain the operational rules of both bodies, in the form of the Annexes I and II attached hereto, respectively.

São Paulo, July 31st, 2008. Authorized Signatures: Pedro Sampaio Malan, Pedro Moreira Salles, Francisco Eduardo de Almeida Pinto, João Dionísio Filgueira Barreto Amoêdo, Joaquim Francisco de Castro Neto, Israel Vainboim and Pedro Luiz Bodin de Moraes.

This minute is an exact copy of the original drafted in the proper Corporate Book.

São Paulo, July 31st, 2008.

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Annex I

INTERNAL RULES OF THE BOARD OF DIRECTORS OF
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CHAPTER I – PURPOSE OF THESE INTERNAL RULES

Article 1: These Internal Rules (“Rules”) have the purpose of governing the actions of the Board of Directors (“Board”) of Unibanco – União dos Bancos Brasileiros S/A (“UNIBANCO”), pursuant to the provisions of the By-Laws, as well as the legislation in force.

CHAPTER II – SCOPE OF ACTION AND OBJECTIVES

Article 2: The Board shall establish general businesses orientation and the implementation of UNIBANCO policies, and resolve about strategic questions in order to implement the following guidelines:

I. To promote and comply with the UNIBANCO’s corporate purpose;

II. To ensure compliance with the shareholders’ interests, without adverse effects for other interested parties;

III. To ensure compliance with UNIBANCO longevity, in view of a long term perspective and sustainability, incorporating social, environmental and good corporate governance considerations in the definition of business and transactions;

IV. Adopt an efficient management structure, composed of qualified professionals with good reputation;

V. Create guidelines for the management of UNIBANCO, to be reflected in the annual budget;

VI. To ensure that the strategies and guidelines are dully accomplished by the board of officers; and

VII. Prevent and manage conflict of interest situations or conflict of opinions, so that UNIBANCO interest always prevails.

CHAPTER III – COMPOSITION, TERM OF OFFICE AND INVESTITURE

Article 3: The Board shall have a minimum of four (4) and a maximum of nine (9) directors, all of them shareholders of UNIBANCO, elected by the Shareholders Meeting for a one (1) year term of office.

Firth Paragraph: The Board shall have one (1) Chairman and one (1) Vice-Chairman, chosen by the Board of Directors, as set forth in Unibanco’s By-Laws.

Second Paragraph: The maximum age limit to be a member of the Board of Directors shall be sixty-five (65) years old, provided that the Board may extend such limit and that such provision shall not apply to the ones joining the management of UNIBANCO already as Directors.

Article 4: It is a condition for the investiture that the Director:

I. is dully elected by the General Meeting, and that the election is approved by the Central Bank of Brazil;

II. signs the instrument of investiture, drafted in the Book of Meetings of the Board, in the terms defined by law;

III. provides a personal clearance certificate under the penalties of law, drafted in a proper instrument, which shall be filed in UNIBANCO’s head offices;

IV. signs, jointly with Unibanco and the controlling shareholder, the Agreement for the Adoption of High Standard Practices of Corporate Governance Level I, executed with the São Paulo Stock Exchange (Bolsa de Valores do Estado de São Paulo).

CHAPTER IV – AUTHORITIES

Article 5: It is incumbent upon the Board to:

I. determine the general directions for the conduct of business and to establish the basic policies and guidelines of UNIBANCO;

II. call the Shareholders’ Meetings;

III. submit to the Shareholders’ Meetings proposals for:

(a) capital increases or reductions;

(b) mergers, amalgamations or spin-offs;

(c) amendments to the By-laws;

IV. resolve about:

a. partnerships or joint ventures involving UNIBANCO, including its participation in shareholders’ agreements;

b. acquisition, sale, increase or reduction of its equity interest in (i) controlled or (ii) associated companies;

c. acquisition of the control of other companies, subject to applicable legal provisions; and

d. results and investment budgets and the respective action plans submitted pursuant to UNIBANCO By-Laws;

V. upon proposal by the Board of Executive Officers:

a. examine and resolve on the semiannual balance sheets and decide upon the distribution and investment of profits, in accordance with the provisions of the By-Laws

b. decide upon the annual report to shareholders, the Board of Officers’ accounts and the Financial Statements of each fiscal year to be submitted to the Shareholders' Meeting;

VI. establish the compensation of each of the members of the Board, the Board of Officers and of the Audit Committee of UNIBANCO, within the global amount approved by the Shareholders’ Meeting

VII. establish the bonus of each of the members of the Board and of the Board of Officers, subject to the provisions of UNIBANCO By-Laws;

VIII. appoint an alternate member for the President, for any of the members of the Board of Officers, Directors and members of the Audit Committee, pursuant to the provisions set forth in the By-Laws;

IX. authorize, whenever it deems necessary, on the cases not established on this Rules or in the UNIBANCO By-Laws, the representation of UNIBANCO by a sole member of the Board of Officers or by an attorney-in-fact, provided that such resolution specifies the acts to be carried out;

X. elect and remove the members of the Board of Officers

XI. determine the duties and responsibilities of the Officers in accordance with their respective areas of work, including to appoint an Officer responsible for the Ombudsman’s Office

XII. elect and remove the Ombudsman responsible for the Ombudsman’s Office organizational component of the UNIBANCO Conglomerate;

XIII. supervise the management of the Board of Executive Officers, examine, at any time, UNIBANCO’s books and documents, request information on agreements executed or about to be executed, as well as any other acts;

XIV. analyze the qualitative and quantitative semiannual report on the activities of the Ombudsman’s Office of the Conglomerate, as well as the corrective or improvement of proceedings or routine measures proposed by the it;

XV. supervise and guide the performance of the Board of Executive Officers;

XVI. appoint and remove the independent auditors, taking in consideration the recommendation of the Audit Committee, pursuant to the terms of the By-Laws;

XVII. decide upon the purchase of shares issued by UNIBANCO itself, in accordance with the provisions of the By-Laws;

XVIII. decide upon the creation of committees to deal with specific matters within the authority of (i) the Board and/or of (ii) the Board of Officers;

XIX. decide upon the capital increase and issuance of shares or subscription bonus, in accordance with the proceedings and limits set forth in UNIBANCO By-Laws;

XX. bring under its decision authority specific matters of interest to UNIBANCO and resolve about the cases not provided for herein;

XXI. establish the term and other conditions for the conversion of UNIBANCO's shares into UNITS, pursuant to the By-Laws;

XXII. establish rules for the filing of shareholders’ agreements, in accordance with the ByLaws; and

XXIII. resolve about the promotion of the defense, in judicial and administrative procedures proposed by third parties against the managers of UNIBANCO, members of the Audit Committee, Audit Board, if on duty, and employees that legally act by delegation of the managers, during or after their respective term of offices, arising from management legal acts practiced in the exercise of their attributions, being entitled to contract insurance to cover the procedural expenses, attorney's fees and damages indemnifications due to such claims.

First Paragraph: Except for provisions of the Second Paragraph below, the above mentioned incumbencies are exclusively of the Board of Directors.

Second Paragraph: The Board might delegate the incumbencies attributed to it in items “IV”, b, (ii), “XI”, “XII”, and “XVIII”, (ii) above whenever that, according to the Board criteria, (a) the decision to be taken is not considered strategically for UNIBANCO, (b) regards to operational matters, or (iii) is strictly related to the activities of other bodies, committees or board of officers of UNIBANCO.

Third Paragraph: The Board may assign special functions, on a permanent or transitory basis, to any of its members or to the members of the Board of Officers, under the denomination it deems appropriate, provided that such functions do not conflict with the exclusive duties established in this Rules or in the By-Laws of UNIBANCO.

CHAPTER V – DUTIES AND OBLIGATIONS OF THE DIRECTORS

Article 6: It is an obligation of every Director, beyond those set forth in the Law or in the ByLaws:

I. Attends and actively and diligently participates in the Board’s meetings;

II. Keep under secrecy every and any information of UNIBANCO provided to them as a result of the exercise of their attributions, as well as to demand the same secrecy treatment to the professionals advising them, and to use such information only to exercise their functions of Directors, under the penalties to respond for the act contributing to its improper release; and

III. If the Director eventually has a particular interest or a conflict of interest with UNIBANCO regarding the matters submitted to his/her appreciation, to state prior to the meeting and abstain from its discussion and voting process.

CHAPTER VI – DUTIES AND OBLIGATIONS OF THE CHAIRMAN OF THE BOARD

Article 7: It is incumbent upon the Chairman of the Board, notwithstanding others matters incumbent to him as per in the By-Laws and the law, to:

I. Ensure the effectiveness and good performance of the body;

II. Ensure the effectiveness of monitoring and evaluation system by the Board, of UNIBANCO, the Board itself, the Board of Officers, and, individually, of the members of each one these bodies;

III. Adjust the activities of the Board with the interests of UNIBANCO, its shareholders and other interested parties;

IV. Organize and coordinate the agenda of the meetings;

V. Coordinate the activities of other members of the Board;

VI. Ensure that the Directors timely receive complete information about the items in the agenda of the meetings;

VII. Prepare, with the proper time advance, the agenda of regular meetings of the Board;

VIII. Ensure the adoption of the best practices of corporate governance by UNIBANCO;

IX. Chair the meetings of the Board, with authority to appoint any of the members of the Board to do so in his place;

X. Appoint, in the event of temporary replacement or vacancy, the replacement of the Vice-Chairman of the Board; and

XI. Chair the Shareholder’ Meetings with authority to appoint any of the members of the Board or of the Executive Board of Officers of UNIBANCO to do so in his place.

Sole Paragraph: It is incumbent upon the Vice-Chairman of the Board to replace the Chairman in his absences, vacations, leaves, occasional impediments or in the event of a vacancy.

CHAPTER VII – REPLACEMENT

Article 8: Except in the cases in which the law imposes a special treatment, temporary replacement or replacements in case of vacancy of the members of the Board shall be made as follows:

I. the Chairman of the Board shall be replaced by the Vice-Chairman;

II. the Vice-Chairman shall be replaced by any other Director appointed by the Chairman of the Board;

III. the other Directors shall be replaced by substitutes appointed by the Board itself, by means of vote of the majority of its members; and

IV. In case of vacancy of most or all positions of the Board, a shareholder meeting shall be called to proceed to the new election.

Sole Paragraph: The substitute appointed in accordance with sub-item III of this article, by vacancy reasons, shall remain in office until the next Shareholders’ Meeting, which shall elect a new member to fill the vacant position for the remainder of the term of office of the replaced member.

CHAPTER VIII –OPERATION OF THE BOARD

VIII.1. MEETINGS

Article 9: The Board of Directors shall meet ordinarily on a quarterly basis and, extraordinarily, whenever corporate interests so require

Sole Paragraph: The meetings of the Board may be called by the Chairman or by the Vice-Chairman, individually, or by any two members of the Board jointly, if the chairman does not do so.

VIII.1.2. INSTATEMENT, CALL AND REPRESENTATION

Article 10: The ordinary and extraordinary meetings of the Board shall only be held in the presence of at least half of the elected members.

First Paragraph: Each member of the Board shall be entitled to one (1) vote, provided that the President will be entitled to, besides his/her own vote, the casting vote.

Second Paragraph: It shall be considered validly present at the meetings the Director that at the time (i) is participating in the meeting by tele or videoconference or any other way allowing the other Directors to listen and/or see them, or (ii) has sent their votes in writing in advance.

Third Paragraph: The Board meetings shall be chaired by the relevant Chairman or by any member of the Board, as provided for in Article 7, "IX" of this Rules.

Fourth Paragraph: The meetings shall be recorded in the Book of Minutes of the Meetings of the Board.

VIII.1.3. PRESENCE OF THIRD PARTIES

Article 11: The Chairman of the Board, by its own initiative or at the request of any Director, may call Officers and/or employees of UNIBANCO to attend the meetings and provide information or clarification on matters being discussed.

VIII.1.4. SENDING OF DOCUMENTATION

Article 12: The Chairman of the Board, or whoever is appointed by he/she, shall forward the information about the matters to be discussed at the meeting

Sole Paragraph: The matters submitted to the Board analysis shall be instructed with the proposal and/or the position of the Board of Officers or of the relevant bodies of UNIBANCO, and with a legal opinion when necessary to the examination of the matters.

VIII.2. VOTING PROCESS AND ORDER OF THE WORKS

Article 13: The Chairman of the Board shall prepare the agenda of the meetings based on requests of Directors, consultation with the Officers and coordinators of committees directly subordinate to the Board.

Article 14: Observed the quorum of instatement, the works shall comply with the following order:

I. Opening of the session;

II. Initial clarifications by the President;

III. Brief reading of the agenda to be voted, without discussions;

IV. Presentation, discussion, forwarding of proposals and vote of the matters in the agenda, in the order proposed by the Chairman; and

V. Presentation of proposals, opinions and communications of the Directors.

Sole Paragraph: The Chairman may include in the agenda relevant matters for discussion which were not in the original agenda, if approved unanimously by the Board members attending the meeting.

Article 15: Ended the discussions, the Chairman shall take the vote of each of the Directors.

Article 16: The sessions shall be adjourned or ended when required by the circumstances, as requested by any of the Directors and with the approval of the majority of Directors present.

Sole Paragraph: In the case of adjournment of the session, the Chairman of the Board shall schedule the date, time and place for its continuation, being waived the need for new call notice to the Directors.

Article 17: The subjects and resolutions resolved in the Board meetings shall be valid if approved by the majority of the members present, and shall be recorded in the minutes registered with the Book of Minutes of the Board Meetings and, whenever the decision are intended to produce effects against third parties, their extracts shall be registered with the Commercial Registry and duly published.

First Paragraph: The Board may ratify the actions performed by the Executive Committee and/or the Board of Officers, in which case the effects of ratification shall retroact to the date in which the legal act was performed.

Second Paragraph: The minutes shall be clear, register all the decisions taken and be executed.

CHAPTER NINE – CONFLICT OF INTEREST

Article 18: In the event of a conflict of specific and transitional interest, the Director under conflict shall report the occurrence to other Board members, and shall refrain from voting and participating in the discussion about the subject.

Article 19: In the event of permanent conflict of interest, the Director under conflict shall report the occurrence to other Board members and resign from its position.

Article 20: Notwithstanding the provisions of Articles 18 and 19 above, 2/3 of Directors may consider certain Director as being in a conflict of interest, permanent or not. If the Director is declared in conflict, the consequences provided in the Articles 18 and 19 above shall be applicable.

CHAPTER TEN – VACANCY

Article 21: The permanent vacancy of a position in the Board may take place by resignation, dismissal, death, disability, loss of mandate or other situations provided by law.

Sole Paragraph: The resignation of the position shall be made by written communication to the Board, becoming effective henceforth, before UNIBANCO and prevailing against third parties after the filings of the resignation documents with the commercial registry and the publications, which may be carried out by the resigned member.

CHAPTER ELEVEN - SPECIALIZED COMMITTEES

Article 22: The Board, for better performance of their duties, will be supported by the Audit Committee, the Management Committee of the Stock Option Plan (Plano Performance), the Disclosure Committee, the Negotiating Committee and the Sustaintability Committee. Furthermore, it will have the support of the Executive Committee, maximum collegiate body of deliberation within the executive framework of UNIBANCO.

First Paragraph: The Executive Committee may approve the creation of other committees that would be directly subordinated to this Committee, for the analysis and deliberation of executive matters of UNIBANCO.

Second Paragraph: The committees shall adopt regulations or its own rules, approved by the body that created them.

Third Paragraph: The committees shall always be subordinated to the body that created them, and such body should also approve the rules or regulations of the committee and appoint and dismiss its members.

Article 23: The Board shall meet periodically with the Audit Committee to address issues of common interest and with the other committees whenever necessary.

Article 24: The Chairman of the Board shall provide the clarifications and information requested by the Audit Committee and the Independent Auditor, relating to their functions.

CHAPTER TWELVE – THE RELATION WITH FISCAL BOARD

Article 25: The Board shall meet periodically with the Fiscal Board, if and when in operation, to address issues of common interest.

Article 26: The Chairman of the Board shall provide the clarifications and information requested by the Fiscal Board, regarding its supervisory function.

CHAPTER THIRTEEN – MISCELLANEOUS

Article 27: The omissions of these Rules and all doubts of interpretation on its provisions shall be decided at the meetings of the Board.

Article 28: The present Rules obliges all current Directors and all others that may be elected after the Board’s approval.

Article 29: These Rules shall become effective on the date of its approval by the Board and shall be filed in the head office of UNIBANCO.

Article 30: Any amendment in these Rules shall only be considered valid if carried out in written and approved by the Board.

Annex II

INTERNAL RULES OF THE EXECUTIVE COMMITTEE OF
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

Article 1: The Executive Committee (“Executive Committee”) is a non-statutory body, on a permanent basis, ruled by these Internal Rules (“Rules”) and pursuant to the provisions of the By-Laws, as well as the legislation in force. The Executive Committee is the highest decision body within the sphere of the Board of Officers of Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”), its purpose is to coordinate and to implement the main guidelines of the Unibanco and it´s controlled companies, as defined by it´s Board of Directors (“Board of Directors”), as well as following up the consolidated results of the Unibanco Conglomerate (“Unibanco Conglomerate”)

Sole Paragraph: The amendments to this Rules will be proposed by the Executive Committee to the written approval of the Board of Directors.

Article 2: The Executive Committee shall have up to 9 (nine) effective members, elected by the Board of Directors among the Officers of Unibanco, or of Unibanco´s controlled companies, for a 1 (one) year term.

First Paragraph: The Executive Committee may propose an amendment on its composition to Board of Directors provided that there is a minimum of 3 (three) members.

Second Paragraph: The loss of the position of Executive Officer implies in automatic loss of the position of member of the Executive Committee.

Third Paragraph: The Chief Executive Officer of Unibanco shall be the Chairman of the Executive Committee’s Chief.

Fourth Paragraph: The Executive Committee’s Chief shall appoint, among its members, who shall occupy the position of Secretary.

Fifth Paragraph: The Executive Committee’s members shall remain in their positions, after the expiration of their term, until their successors are elected/appointed.

Article 3: Except in the cases to which the law establishes special procedures, the replacement of the members of the Executive Committee shall be as follows:

a) in case of temporary replacement, the Chairman or the Secretary of the Executive Committee, as the case may be, shall be replaced by the member appointed by the Chairman of the Executive Committee;

b) in case of definitely replacement of the Chairman and the others members of the Executive Committee, due to a vacancy of the positions, the replacement appointed shall be elect by the Board of Directors; and

c) In the case of temporary replacement of the Secretary of the Executive Committee, due to a vacancy of the position, the replacement shall be appointed, among the members of the Executive Committee, by the Chairman of the Executive Committee.

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First Paragraph: The replacement appointed/elected shall remain in position until the the appointment/election of a substitute him, as provided per paragraph 5th, Article 2nd above.

Second Paragraph: In case of vacancy of members of Executive Committee, provide that the minimum limits set forth in paragraph one, Article 2nd of this Rules have been fulfilled, the Board of Directors may choose to do new members.

Article 4: It is incumbent upon the Executive Committee to:

a) Coordinate and implement the principal guidelines applicable to the Unibanco and/or companies controlled by it, as per the directions given by the Board of Directors;

b) Decide and aprove upon the following matters about institutional policies that affect the Unibanco and/or companies controlled by it, mainly regarding those that are evaluated as having a major big impact or containing/with a critical content, referring them, if necessary, to the approval of the Board of Directors;

c) Decide upon the creation of committees to deal with specific matters within the authority of the Executive Committee, that shall be subordinated to the Executive Committee, as well as to approve the respective committees Rules and to elect and remove the members of those committees, including their respective Chairmen;

d) Meet with the Audit Committee to deal with matters of mutual interest and with the other committees whenever it shall be deemed necessary;

e) Examine and deliberate about projects with an strategic nature and/or an institutional encompassment, proposed by the committees or by other executive areas of Unibanco or by Unibanco’s controlled companies;

f) Examine and deliberate about credit facilities to Unibanco and its controlled companies’ whenever the amount involved a subject to its approval, according to the credit policies in place;

g) Follow up on the consolidated results of the Conglomerate Unibanco;

h) Sugest to the Board of Directors or the General Meeting as the case may be the administrative structure of Unibanco and its controlled companies;

i) Discuss and establish general guidelines of corporate governance to Unibanco and its controlled companies and implement those that are established by the Board of Directors;

j) Decide upon matters that are, according to its criteria, strategics and/or crucial for Unibanco and/or to its controlled companies;

k) Decide when receive incumbency delegation by the Board of Directors, about:

I. Acquisition, disposal, increase or reduction of its participation in affiliated companies;

II. determine the duties and responsibilities of the Officers in accordance with their respective areas of work, including to appoint an Officer responsible for the Ombudsman’s Office; and

III. The election and the removal of the Ombudsman of the Unibanco Conglomerate.

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l) Decide upon the cases not provided for herein; and

m) Approve amendments on these Rules, ad referendum of the Board of Directors, according to the incumbencies defined by law and/or in the By-Laws of the Unibanco.

Article 5: The Chairman of the Executive Committee has the incumbency of:

a) Chair the meetings of the Executive Committee;

b) Appoint the Secretary of the Executive Committee;

c) Comply with and assure the compliance of these Rules; and

d) Submit to the evaluation and decision of the Board of Directors the matters of it´s incumbency

Article 6: The Secretary of the Executive Committee has the incumbency of:

a) Prepare the agenda and release it, previously to the meeting, to the members of the Executive Committee;

b) Call the meetings of the Executive Committee;

c) Elaborate the minutes of the meetings and file them, with a copy of these Rules; and

d) Disclose the contents of the minutes of the meetings to the knowledge of all members, keeping up with the acceptance and/or non-acceptance of the members present to the meeting.

Article 7: The Executive Committee shall meet ordinarily twice a week and, extraordinarily, whenever it may deem necessary.

Paragraph 1: The meetings of the Executive Committee will be called by the Secretary.

Paragraph 2: The meetings of the Executive Committee shall be held with the presence of at least more than half of its members.

Paragraph 3: The Executive Commitee’s resolutions will be aproved by members representing more than half of the members present to the meetings. The Chairman of the Executive Committee shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Paragraph 4: The member of the Executive Committee will be considered as present at the meetings at the time (i) is participating in the meeting by television or videoconference or any other means allowing the other Directors listen to them and / or see them, or (ii) has sent their votes in writing in advance.

Paragraph 5: Whenever necessary, the members of the Executive Committee may invite other persons to help it in its resolutions.

Paragraph 6:The minute of the meetings shall be recorded and will be filed in the Unibanco’s head office.

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Article 8: These Rules shall become effective on the date it is approved by the Board of Directors, having indefinite term of validity, and will be filed in Unibanco’s head office.

Article 9: These Rules oblige all current members and all the members that will be appointed to the Executive Committee by the Board of Directors.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 1, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.